UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Deswell Industries, Inc.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-33900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

17B Edificio Comercial Rodrigues, 599 Avenida Da Praia Grande, Macao, SAR China

(Address of principal executive offices)                    (Zip code)

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from

January 1 to December 31, 2015.

Introduction

Deswell Industries, Inc. (“Deswell”, “Company”, “we”, “our” or “us”) is a manufacturer of injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products, printed circuit board assemblies using surface mount; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Introduction

Deswell has implemented due diligence procedures and taken other steps towards meeting the requirements of the final conflict minerals implementing rules (“the Final Rules”) promulgated by the U.S. Securities and Exchange Commission (“SEC”) and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act as codified in Section 13(p) of the Securities Exchange Act of 1934 (the “Act”). The SEC defines “conflict minerals” as columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, and gold (collectively, referred to as “3TGs”).

In accordance with our compliance efforts, Deswell has adopted a Conflict Minerals Policy. The Conflict Minerals Policy sets forth (i) our commitment to complying with the Final Rules and (ii) our expectations of our suppliers regarding supporting Deswell’s compliance activities. The Company’s Conflict Minerals Policy and this Specialized Disclosure Report on Form SD are publicly available on the Company’s Internet website at: http://www.deswell.com.

Information included on the Company’s Internet website is provided for informational purposes only and is not incorporated by reference herein.

Determination

As conflict minerals (as defined in Item 1.01(d)(3) of Form SD, “Conflict Minerals”) are necessary to the functionality or production of products manufactured by Deswell or contracted by Deswell to be manufactured, Deswell has conducted in good faith a reasonable country of origin inquiry (“RCOI”) for calendar year 2015 regarding those Conflict Minerals to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or are from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD, “Recycled/Scrap Sources”).

Based on our RCOI and the responses provided by our suppliers, as discussed below, we have no reason to believe that our Conflict Minerals may have originated in the Covered Countries. We are therefore only required by the Final Rules to disclose our determination and briefly describe the reasonable country of origin inquiry we undertook in making our determination and the results of the inquiry we performed. The reasonable country of origin inquiry undertaken by Deswell and the results of the inquiry are described below.

Reasonable Country of Origin Inquiry

We performed a comprehensive analysis of our product components and suppliers were required to provide the specifications or other applicable documents in order to identify the composition of the materials supplied to us. According to the information we gathered, we defined the scope of our RCOI by identifying and reaching out to certain suppliers that provide materials that are likely to contain 3TGs. In order to manage the scope of our supply chain review, as a downstream manufacturer, we rely upon our suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of 3TGs that are supplied to them from sub-tier suppliers. We used the standard Conflict Minerals Reporting Templates established by the Conflict-Free Sourcing Initiative (CFSI) and Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative for reference and adopted a questionnaire that is substantially the same as these reporting templates (the “CMRT”). We requested that our suppliers complete in full our CMRT survey.

Deswell’s existing suppliers were also provided with a copy of our Conflict Minerals Policy, available at http://www.deswell.com. We integrated a responsible sourcing of minerals requirement with our Conflict Minerals Policy, and our suppliers are expected to provide the 3TGs sourcing information to us per our Conflict Minerals Policy.

The implementation of Deswell’s RCOI is managed by Deswell’s quality assurance and purchasing departments. Deswell’s quality assurance and purchase departments manage the collection of information reported on the CMRT by our suppliers. Deswell utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

Results of the Reasonable Country of Origin Inquiry

As a result of Deswell’s RCOI, 117 suppliers out of 140 suppliers surveyed provided responses to Deswell. Attached as Exhibit 1.01 to this Report is a summary of the findings. None of our suppliers reported sourcing Conflict Minerals from a Covered Country.

Based upon a review of our products and our RCOI, we have concluded that:

•	Our electronic products contain Conflict Minerals that are necessary to the production or functionality of such products; and
•	We have no reason to believe that our Conflict Minerals may have originated in the Covered Countries.

Item 1.02 Exhibit

Deswell, as an exhibit to this Form SD, is filing the Summary of Findings.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Summary of Findings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DESWELL INDUSTRIES, INC.
(Registrant)

/s/ Edward So Kin Chung	May 31, 2016
By Edward So Kin Chung, Chief Executive Officer	Date

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